UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 3, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a news release dated 29 March 2018 entitled ‘VODAFONE GROUP ANNOUNCES COMPLETION OF THE SALE OF VODAFONE QATAR’

RNS: 4899J

29 March 2018

VODAFONE GROUP ANNOUNCES COMPLETION OF THE SALE OF VODAFONE QATAR

Further to the announcement dated 26 February 2018, Vodafone Group Plc (“Vodafone Group”) today announces that Qatar Foundation has completed its acquisition of Vodafone Europe B.V.’s 51% stake in the joint venture company – Vodafone and Qatar Foundation LLC – that controls Vodafone Qatar Q.P.S.C. (“Vodafone Qatar”).

Vodafone Group and Vodafone Qatar have entered into a five year Partner Market agreement, ensuring Vodafone Qatar will continue to use the Vodafone brand and benefit from the expertise and assets of Vodafone Group.

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 25 countries, partners with mobile networks in 49 more, and fixed broadband operations in 18 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

About Vodafone Qatar Q.P.S.C

Vodafone Qatar Q.P.S.C. (“Vodafone Qatar”) provides a range of services including voice, messaging, data and fixed communications in the State of Qatar.  Vodafone Qatar commenced commercial operations in Qatar on 1 March 2009 with around 1.4 million customers now actively using Vodafone’s services supported by the Company’s state of the art network. Having built a converged IP network, in October 2012 Vodafone Qatar launched a comprehensive range of fibre-based enterprise grade and residential fixed products and services. Through this fibre connectivity, Vodafone Qatar is set to become a total communications provider contributing to the country’s digital agenda. Vodafone’s mission and purpose is to help its customers and communities to adapt and prosper as new trends and technologies reshape the world. Please visit www.vodafone.qa for more details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 3, 2018	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary